CITADEL CLEARING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	419,171
Cash segregated under federal regulation		28,100
Securities borrowed		24,573,613
Collateral held under securities loan agreements		10,083,715
Receivable from brokers, dealers, and clearing organizations		190,990
Receivable from affiliated customers		679
Other assets		1,818
Total assets	$	35,298,086

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Securities loaned	$	29,026,276
Securities sold under agreements to repurchase		5,753,237
Payable to brokers and dealers		3,537
Clearance and regulatory fees payable		1,881
Payable to affiliated customers		1,197
Payable to affiliate		925
Other liabilities		388
Total liabilities		34,787,441
Member's capital		510,645
Total liabilities and member's capital	$	35,298,086

See notes to statement of financial condition.